Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2010	2011	2012	2013	2014	2015

Fixed charges, as defined:
Total Interest	$13,170	$11,114	$11,344	$13,675	$13,310	$13,427
Interest applicable to rentals	751	743	670	564	550	558

Total fixed charges, as defined	13,921	11,857	12,014	14,239	13,860	13,985

Preferred dividends, as defined (a)	1,177	1,569	1,569	1,569	1,569	1,569

Combined fixed charges and preferred dividends, as defined	$15,098	$13,426	$13,583	$15,808	$15,429	$15,554

Earnings as defined:

Net Income	$31,114	$35,976	$17,065	$11,683	$28,707	$35,595
Add:
Provision for income taxes:
Total	16,601	15,862	7,240	1,619	12,324	16,513
Fixed charges as above	13,921	11,857	12,014	14,239	13,860	13,985

Total earnings, as defined	$61,636	$63,695	$36,319	$27,541	$54,891	$66,093

Ratio of earnings to fixed charges, as defined (b)	4.43	5.37	3.02	1.93	3.96	4.73

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	4.08	4.74	2.67	1.74	3.56	4.25

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.